For period ending 12-31-96
File Number 811 - 2714


77(C) Matters submitted to a vote of security holders.



a.    Annual meeting of shareholders - November 5, 1996



b.    Matters voted on and number of affirmative/negative votes:



1. Election of Directors: S.M.S. Chadha, Robert M. DeMichele, Beverley C. Duer, Barbara R. Evans, Lawrence Kantor, Jerard F. Maher, Andrew M. McCosh, Donald B. Miller,
      John G. Preston, Margaret W. Russell and Philip C. Smith

      For All Directors:   14,095,180        Withheld Authority: 912,854



2. Ratification of the selection of KPMG Peat Marwick as the independent certified public accountants for the Fund.

      Votes:    For               Against        Abstain
                14,206,321        466,714        334,999